13014093

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 08 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.E.S.A. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Richards 212-792-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E.S.A. Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public

JULIETTE NGOC TRAN
Notary Public - State of New York
NO. 01TR6064625
Qualified in Queens County
My Commission Expires October 10, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure

[x] (p) Statement of Cash Flows

Cornick Garber Sandler
Certified Public Accountants & Advisors

M.E.S.A. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

Cornick Garber Sandler
Certified Public Accountants & Advisors

Independent Auditors' Report

Board of Directors
M.E.S.A. SECURITIES, INC.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of M.E.S.A. SECURITIES, INC. (the "Company") as of December 31, 2012, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

Independent Auditors' Report

Board of Directors
M.E.S.A. SECURITIES, INC.

Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.E.S.A. Securities, Inc. as at December 31, 2012 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 6, 2013

M.E.S.A. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2012

ASSETS

Cash	$ 2,172,072
Investments	950,831
Accounts receivable	1,940,553
Prepaid expenses	26,553
Employee loan receivable	75,000
Income tax overpayment	19,530
Property and equipment (at cost, less $448,065 accumulated depreciation)	235,861
Due from related party (plus $1,173 of accrued interest)	49,651
Restricted cash	284,397
Deposits and other assets	9,962
TOTAL	$ 5,764,410

LIABILITIES

Accounts payable and accrued expenses	$ 1,253,335
Contingent bonuses	1,730,000
Deferred revenue	226,733
Payroll taxes payable	55,555
Deferred rent	77,638
Deferred income taxes (net of $88,000 deferred tax assets)	38,000
Total liabilities	3,381,261
Commitments	

SHAREHOLDERS' EQUITY

Series A redeemable preferred stock - no par or stated value, 12 shares authorized; 11 shares issued	--
Common stock - no par value, 200 shares authorized; 20 shares issued, at stated value	1,000
Additional paid-in capital	2,628,285
Deficit	(246,136)
Total shareholders' equity	2,383,149
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,764,410

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Capital Stock				Additional Paid-in Capital	(Deficit)	Total Shareholders' Equity
	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount			
Balance - January 1, 2012	11	$ --	20	$ 1,000	$ 2,848,285	$ (45,802)	$ 2,803,483
Net loss						(200,334)	(200,334)
Dividends paid					(220,000)		(220,000)
Balance - December 31, 2012	11	$ --	20	$ 1,000	$ 2,628,285	$ (246,136)	$ 2,383,149

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Advisory, consulting and placement fee income		$ 8,080,033
Unrealized loss on investments		(69,062)
Net revenues		8,010,971
Expenses:		
Payroll	$ 5,882,519	
Payroll taxes	263,938	
Professional fees	364,898	
Rent and other facility expenses	440,164	
Insurance	243,482	
Travel and entertainment (net of $127,690 reimbursed expenses)	195,292	
Employee benefits	95,232	
Business development	127,360	
Office expenses	80,415	
Business materials	95,531	
Utilities	40,230	
Other service expenses	121,709	
Bad debt expense	193,200	
Depreciation	109,852	8,253,822
Operating loss before other income (expenses) and income taxes		(242,851)
Other income (expenses)		
Loss on settlement of note receivable	(45,919)	
Loss on disposal of property and equipment	(3,552)	
Interest income	8,288	(41,183)
Loss before income taxes		(284,034)
Income tax credit		83,700
NET LOSS		$ (200,334)

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net loss	$ (200,334)
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	109,852
Bad debt expense	193,200
Accrued interest	(2,119)
Loss on investments held	69,063
Loss on disposal of property and equipment	3,552
Loss on settlement of note receivable	45,919
Investments received as compensation for services	(250,000)
Net change in asset and liability accounts:	
Accounts receivable	(1,575,812)
Prepaid expenses	35,535
Income tax overpayment	(32,060)
Restricted cash	(284,397)
Deposits and other assets	(8,312)
Accounts payable and accrued expenses	(1,894,779)
Contingent bonuses	1,730,000
Deferred revenue	(17,948)
Deferred rent	6,176
Deferred taxes	(106,000)
Payroll taxes payable	(3,869)
Total adjustments	(1,981,999)
Net cash used for operating activities	(2,182,333)
Cash flows from investing activities:	
Repayments from note receivable	90,000
Acquisition of property and equipment	(76,398)
Net cash provided by investing activities	13,602
Cash flows from financing activities:	
Employee loan advances	(75,000)
Advances to related party	(48,044)
Dividends paid	(220,000)
Net cash used for financing activities	(343,044)
NET DECREASE IN CASH	(2,511,775)
Cash - January 1, 2012	4,683,847
CASH - DECEMBER 31, 2012	$ 2,172,072
Supplementary disclosure of cash paid for income taxes	$ 54,050

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

M.E.S.A. Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis and the provision of consulting and advisory services. Revenue from consulting and advisory services is recognized as services are performed. Revenue from private placements is recognized when the transaction closes.

Summary of Significant Accounting Policies

Cash

The Company maintains cash balances at one financial institution. The account is covered by regular FDIC insurance up to $250,000. Approximately $2,240,000 of the Company's cash exceeded the U.S. federally insured limits at December 31, 2012.

Investments

Investments are stated at fair value as determined by management and unrealized appreciation or depreciation is included in net assets and reflected in the statement of operations.

The Company records its investments at fair value as specified in the Financial Accounting Standards Board standard on "Fair Value Measurements" which establishes a hierarchy for measuring fair value. That standard provides a hierarchy of three levels of input data for determining the fair value of an asset or liability; Level 1 is quoted prices for identical items in active, liquid and visible markets, Level 2 is observable information for similar items in active or inactive markets and Level 3 is unobservable inputs to be used in situations where markets don't exist or are illiquid.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Investments (Continued)

In connection with its current and prior years' private placements, advisory and consulting deals, the Company has received certain equity interests and warrants for the purchase of equity interests in its customers. The Company calculates the fair value of its warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the warrant, the risk-free discount rate and the average volatility in the price of the underlying security. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been used had a ready market for the non-publicly traded securities existed and the differences could be material.

Revenue Concentration and Accounts Receivable

Currently, the Company deals exclusively with companies in the media and entertainment industries. Given the nature of the Company's business, the majority of its fees and commissions are earned from different customers during each reporting period. For the year ended December 31, 2012, one customer accounted for approximately 37% of net revenues.

Trade accounts receivable from customers are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its customers. Management believes that all receivables at December 31, 2012 are fully collectible.

Depreciation of Property and Equipment

Depreciation is computed on the straight-line method for financial accounting purposes and on accelerated methods for income tax purposes at rates which are designed to write off the assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the lease.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Use of Estimates and Subsequent Events

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates. The Company has considered subsequent events occurring through March 6, 2013, the date its financial statements became available for distribution, in evaluating its estimates and in the preparation of its financial statements.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences in the recognition of income and expenses for financial and tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled and are calculated using enacted income tax rates.

Generally accepted accounting principles clarify the accounting for the uncertainty in income taxes recognized in the Company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2012, the Company does not believe it has uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

The Company's federal, state and local income tax returns have not been examined by the taxing authorities in recent years. Years ended December 31, 2009, 2010 and 2011 remain open to examination by federal, state and local income tax authorities.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $558,555 which was $451,004 in excess of its required net capital of $107,551. The Company's net capital ratio was 2.89 to 1. Under certain circumstances, withdrawals of capital may be restricted (see Note I).

NOTE C - Fair Value Measurements

The Company treats its investments of $950,831 as Level 3 investments (Note A) at December 31, 2012 in accordance with the provisions of the Financial Accounting Standard Board standard on "Fair Value Measurements".

Such investments are comprised of:

	Beginning Balance	Purchases, Issuances and Settlements	Unrealized Losses Related to Assets Held at Year-End	Ending Balance
Common stock: Entertainment	$ 25,000			$ 25,000
Preferred stock: Entertainment	399,986	$ 250,000	$ (17)	649,969
Common stock warrants: Entertainment	344,907		(69,045)	275,862
	$ 769,893	$ 250,000	$ (69,062)	$ 950,831

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

NOTE D - Property and Equipment

Property and equipment at December 31, 2012 are comprised of:

Cost:	
Computer equipment	$ 104,568
Office furniture	184,006
Leasehold improvements	395,352
Total	683,926
Less accumulated depreciation	(448,065)
Net	$ 235,861

Computer equipment and office furniture are depreciated over their estimated useful life of 5 years. Leasehold improvements are being depreciated over the remaining term of the lease.

Depreciation expense for the year ended December 31, 2012 is $109,852.

NOTE E - Related Party Transactions

Employee Loan Receivable

In September 2012, the Company advanced an employee $75,000. The loan, which bears no interest, was repaid in February 2013.

Due from Related Party

The Company advanced an affiliate, MESA + Management, LLC (the "Affiliate") funds during 2012 to assist in the formation of the Affiliates operations as an investment advisor. The loan, plus interest of 7%, is payable when the Affiliate become self sufficient. At December 31, 2012, $49,651, is due from this affiliate.

NOTE F - Restricted Cash

The Company has set aside $284,397 in a restricted bank account in support of an outstanding letter of credit expiring in November 2014 granted in favor of its landlord.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

NOTE G - Contingent Bonuses

Several employees earned bonuses for placement deals that were earned in 2012. Payment of those bonuses is contingent upon the collection of the related receivable.

NOTE H - Income Taxes

Income taxes on the statement of income are summarized as follows:

Currently payable:	
New York State	$ 4,000
Massachusetts	500
California	800
New York City	17,000
Balance	22,300
Net change in deferred income taxes (see Note A)	(106,000)
Total credit	$ (83,700)

Significant temporary differences that give rise to deferred tax assets (liabilities) and the tax effects as of December 31, 2012 were as follows:

Deferred tax asset:	
Net operating loss carryforwards	$ 88,000
Deferred tax liability:	
Unrealized gain on investments	(110,000)
Depreciation	(16,000)
Net deferred tax liability	$ (38,000)

At December 31, 2012, the Company has federal net operating loss carryforwards of approximately $212,000 and state and local net operating loss carryforwards of slightly lesser amounts to offset future taxable income through 2032.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

NOTE I - Shareholders' Equity

In July 2009, the Company's Certificate of Incorporation was amended to authorize the issuance of 12 shares of Series A redeemable preferred stock (the "Preferred Stock"), no par value. The original issue price of $250,000 per share, plus accrued but unpaid dividends, is redeemable by the Company on the fifth anniversary of their issue. However, the preferred stock can only be redeemed if it would not cause the Company's net capital, as calculated pursuant to SEC Rule 15c3-1, to fall below $500,000. The Company also has the option to redeem all of the Preferred Stock at any time after the date of issuance for $275,000 per share plus accrued but unpaid dividends, subject to the same restriction as above.

Holders of the Preferred Stock are not entitled to vote on any matter submitted to a vote of the shareholders of the corporation.

The Preferred Stock shareholders are entitled to receive dividends at the rate of 8% per share a year based on the issue price of $250,000 subject to adjustment for stock dividends, stock splits, combinations or recapitalizations, as defined. Dividends are cumulative and accrue from date of issue, whether or not declared by Board of Directors. On September 24, 2012, the Company's board of directors declared a dividend to all Preferred Stock shareholders on record at that date. At December 31, 2012, the cumulative dividends in arrears on the Preferred Stock were $33,041. Through December 31, 2012, eleven shares of preferred stock had been issued for a total of $2,750,000.

Upon sale or liquidation of the Company's assets, the holders of the Preferred Stock have preference over the holders of the Common Stock.

NOTE J - Commitments

The Company's lease for office space in New York City expires in November 2014, and provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $250,000.

In February 2012, the Company entered into a lease agreement for office space in Los Angeles, California. The lease, which provides for periodic increases of minimum rent, commenced in July 2012 and expires in October 2017. The average annual rent under this lease is approximately $60,000.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

NOTE J - Commitments (Continued)

At December 31, 2012, future minimum annual payments under these leases are due as follows:

Year ending December 31:	
2013	**$334,368**
2014	**334,814**
2015	**64,135**
2016	**66,059**
2017	**56,592**
Total	**$855,968**

The Company leases additional office space in San Francisco, California on a month-to-month basis for $800 per month.

Rent expense was approximately $295,000 for the year ended December 31, 2012.

SCHEDULE 1

M.E.S.A. SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2012

Net Capital:

Shareholders' equity before liabilities subordinated to claims of general creditors and nonallowable assets		$ 2,383,149
Add liabilities subordinated to the claims of general creditors:		
Discretionary bonuses		1,730,000
Deferred income taxes		38,000
Shareholders' equity before nonallowable assets		4,151,149
Nonallowable assets:		
Petty cash	$ 256	
Investments	950,831	
Accounts receivable	1,940,553	
Prepaid expenses	26,553	
Employee loan receivable	75,000	
Income tax overpayment	19,530	
Property and equipment	235,861	
Due from related party	49,651	
Restricted cash	284,397	
Deposits and other assets	9,962	3,592,594
Net capital		558,555
Minimum net capital required		107,551
Excess net capital		$ 451,004

Capital Ratio:

Ratio of aggregate indebtedness to net capital	2.89

Reconciliation with Company's computation of net capital (included in Part IIA of Form X-17A-5 as of December 31, 2012)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 614,198
Adjustment to revenues	(56,943)
Adjustment to nonallowable assets	1,300
Balance - December 31, 2012 (as above)	$ 558,555

SCHEDULE 2

M.E.S.A. SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2012

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i) because it does not hold funds or securities for, or owe money or securities to, its customers.

To the Board of Directors
M.E.S.A. Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of M.E.S.A. Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure..

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

To the Board of Directors
M.E.S.A. Securities, Inc.

Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 6, 2013

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

Cornick Garber Sandler
Certified Public Accountants & Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
M.E.S.A. Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by M.E.S.A. Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified partners in evaluating M.E.S.A. Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). M.E.S.A. Securities, Inc.'s management is responsible for M.E.S.A. Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

(Continued)

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
M.E.S.A. Securities, Inc.

This report is intended solely for the information and use of the management of M.E.S.A. Securities, Inc. and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 6, 2013

M.E.S.A. SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2012

Form SIPC-7 General Assessment for the year	$ 19,304
Less payment made with interim SIPC-6	8,376
Amount due with SIPC-7 - paid in February 2013	$ 10,928

SIPC Collection Agent: Securities and Protection Corporation